INVEST IN **HAPPIOH**

Personal Support Software as a Service, PSSSaaS. Team w multiple IPOs and exits.





HAPPIOH

happioh.com/homepage   Palo Alto CA



Technology | Software Engineering | Saas | B2B | Tech

LEAD INVESTOR

Gale Wilkinson

We are investing in Happioh because of the following: 1. Happioh improves the effectiveness of meetings and reduces meeting-related burnout by helping employees track takeaways and providing accountability for post-meeting deliverables. 2. The founder has a very strong network with Fortune 500 executives and deep expertise in enterprise sales. 3. The tech team uses a security-first approach and has 20+ years building innovative products in the IT and data security space. 4. The company's current traction includes significant pre-pilot technical integrations with Hitachi (potential for 400,000 employee seats) and NAS Global (potential for 10,000 employee seats).

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. Our POC/MVP partner has more than 400,000 employees
2. Signed LOI/CARR (18 months) $900,000
3. Pilot MRR $50,000 (from Jan, 2022)
4. 15 current POC enterprise partners represent relationships that can secure Happioh up to $60M ARR
5. Forward-looking projections cannot be guaranteed
6. The first-ever truly platform-agnostic, B2B, Safety first SaaS solution for large enterprises.

Our Team



Soulaima Gourani Co-founder & CEO

Former executive at Maersk, Hewlett Packard & Microsoft Strategic Alliance Partner. 22 years of tech experience, responsible for sales, consulting, & engineering teams. WEF YGL, Thinkers50 Radar Award, Nordic Thinkers20, 40 under 40 Europe.



Former executive at Maersk, Hewlett Packard & Microsoft Strategic Alliance Partner. 22 years of tech experience, responsible for sales, consulting, & engineering teams. WEF YGL, Thinkers50 Radar Award, Nordic Thinkers20, 40 under 40 Europe.

We've spent 500+ hours unpacking corporate pain points across rank, field, and the globe. We found that enterprises are really struggling to manage multi-million-dollar meetings and juggle dispersed information. Hybrid work and intelligent meetings are the future, and we're barely scratching the surface on the B2B side.



Brian Prytz Frandsen Co-founder & COO

A brilliant UX designer and expert at virtual launches, online subscriptions, and online community building. Has built million dollar revenue streams in Scandinavian communities. Blockchain expert.



Greg Hogland CTO

A serial entrepreneur in the cyber security industry. He is the founder of several companies, including Cenzic, HBGary, and Outlier Security. NortonLifeLock acquired Outlier Security. He is a pioneer in the area of software security.

SEE MORE

Pitch













CONFIDENTIAL
happioh
REDUCING MEETING FATIGUE
& HYBRID WORK-RELATED BURNOUT
SOULAIMA GOURANI, CO-FOUNDER & CEO • 1-512-317-6767 • SG@HAPPIOH.COM

The Problem
> Ineffective workflows, and poor execution of collaborative interactions in virtual meetings.
> Interaction is easier than ever, but productive value-creating collaboration is not.
> Time and energy are wasted, leading to cognitive overload, burnout, and less time for essential and creative activities.
happioh

Based on our discussions with F500 senior leaders we have identified 3 major pain points companies face in today's virtual / hybrid world
Meeting recaps and notes are being distributed only occasionally which results in lack of knowledge transfer, transparency and visibility
It takes a long time to make decisions and delegate and follow up on action items made in meetings. Critical information is buried in emails, chats or, notebooks
With endless meetings, emails, and chats, busy professionals in large enterprises are desperate for a solution that focus on friction-free collaboration with no interruption of the current workflow.
happioh

Lack of a simple meeting intelligence sharing solution leads to unproductive meetings that are not only extremely costly to any organization, but they also take a huge toll on its employees.
Most executives say they frequently find themselves spending way too much time on pointless interactions that drain their energy and produce information overload.





Market Size

500+ Million
white-collar workers worldwide

having at least
2+ Billion
meetings daily

resulting in
500+ Million
different ways of storing, interacting and sharing the meeting data.



The Opportunity

Ineffective meetings cost companies
$500+ Billion
worldwide every year

and if you include the
$125+ Billion
employer burnout costs US companies each year

You get one
GIANT
opportunity
0.01% = $62+ Million



OUR VISION

BOOST ORGANIZATIONAL PRODUCTIVITY, REDUCE MEETING FATIGUE, AND EMPOWER MORE EFFECTIVE COLLABORATION WITHOUT BURNOUT

Happioh is designed to increase people's productivity and their mental wellbeing

We are creating a first-of-its-kind, new product category by developing a platform that exists at the nexus point of productivity, employee retention, and mental health in the workplace.

Our goal is to unite productivity and mental wellbeing giving people back their time and restoring work-life mojo.

happioh

Happioh brings you up to speed on all important decisions and action items made in meetings in a few minutes

A platform agnostic meeting intelligence sharing solution that boosts organizational productivity, reduces meeting fatigue and empowers more effective collaboration without burnout.



It tracks important decisions, distributes action items, and offers actionable insights about their work habits and the people they work with.

It's seamlessly integrated into the most used communication platforms - such as MS Outlook, MS Teams, or Google Suite - and doesn't require any download or special login.

Information security is at the forefront of our design

We believe that every software should have security baked in, and never bolted on. The confidentiality, integrity, and availability of the Happioh application is of paramount importance, as it is the cornerstone of our client's trust in our product.

Happioh is a company built from team members with many decades of combined experience in the security industry, and a track record of delivering secure solutions.

As a security-first software product, we start with a core of established industry best practices. We implement small incremental changes and perform security testing and threat modeling as an integrated part of our development process.





How it Works

Our Competitive Advantage

   

World-class Network	Corporate Incentive	Ease of Use	Stickiness
Happioh has a long-lasting strong network of Fortune Global 500 decision-makers. Thanks to our connections Happioh MVP has been tested in 15 large enterprises.	Less meeting-overwhelm leads to less employee burnout. Happioh is not only good for the individual but a no-brainer for cost-conscious corporations.	Happioh is seamlessly integrated into existing communication platforms (MS Teams, Google, Slack, etc.) and is not replacing any existing software and doesn't introduce any changes to the current user workflow.	Having all your present and historical meeting data stored in one place, makes Happioh extremely sticky - locking in higher than usual LTV's.

OUR TEAM

OUR TEAM HAS DECADES OF EXPERIENCE SUCCESSFULLY DEVELOPING, LAUNCHING AND EXITING SAAS SOLUTIONS.





Soulaima Gourani
Co-Founder & CEO

"I was homeless at the age of 13 with no food, no way to wash the single shirt and pair of jeans that I owned, and no pathway to education when my school kicked me out because I had no home. A homeless child can grow up to lead a multi-billion-dollar tech startup 🚀"

Former executive at Hewlett Packard, Microsoft and Maersk responsible for global sales, consulting and engineering teams. 22 years of tech experience.

Contributor to Forbes Leadership Channel and is the author of several bestseller books exploring success in life and the future of work.

Executive Education from Yale, Harvard, Wharton, Indian School Of Business, INCAE Business School, Nanyang Technological University. MBA from Copenhagen Business School, where I later taught SCM at Graduate Diploma programme (HD).
Lived and worked in four countries and came to USA six years ago (EB1 Visa Green Card).

Fun Facts: Born in Morocco, raised in Denmark. Awarded with the **WEF Young Global Leader** title alongside Mark Zuckerberg, Marissa Mayer, Sheryl Sandberg, and Larry Page. Nominated the Thinkers50 Ideas into Practice Award alongside Reid Hoffman in 2019. Thinkers50 Radar Award, 2020, and Nordic Thinkers 20 alongside Ingvar Kamprad, IKEA, as well as "40 under 40 Europe".

I am the weekly host of the WEF/YGL Virtual Salon (tv show), a position that connects me with world leaders and decision-makers all over the globe. Mentor at Olam Ventures.







Brian Frandsen
Co-founder & COO

Designer and expert at virtual launches, online subscriptions and online community building. Has built million dollar revenue streams in Scandinavian communities such as Fremtivet, Nerdy Speakers Aps, Soulaima.dk, and At Lykkes Aps.

Fun Facts: Chili aficionado that loves hiking with his bucket and "grabber" picking up litter along the way. Blockchain and cryptocurrency evangelist.





Greg Hoglund
CTO

Greg Hoglund is an American author, researcher, and serial entrepreneur in the cyber security industry. He is the founder of several companies, including Cenzic, HBGary, and Outlier Security. NortonLifeLock **acquired** Outlier Security.

Fun Facts: He has been a pioneer in the area of software security. After writing one of the first network vulnerability scanners (**installed in over half of all Fortune 500 companies**)





Jon Gary
VP of Engineering

Over 20 years of security software development experience at a wide range of organizations, including multiple successful startups and several Silicon Valley giants such as Verisign, Symantec and Broadcom.







Alice Vallesteros
Product Design & Project Manager

Alice specializes in UX/UI design, data-driven digital marketing strategies, and product development. She has experience working with companies across various sectors, from consumer products, automotive, and tech to healthcare and entertainment.

Fun Facts: She is an incredible storyteller.





Yobie Benjamin
Head of Product

Yobie Benjamin is a successful entrepreneur, futurist, speaker, and internationally recognized expert on unleashing innovation and creating hyper-growth. He was named a 2015 Technology Pioneer by the World Economic Forum for his technology achievements in virtual reality and is an active member of the World Economic Forum's Expert Network.

Fun Facts: Two of his products won the 2014 CNN Top 10 Technology Products award.





Marcus Johnson
CISO

PMP, CSM, SAFe, ITILv4, and CISSP certified IT Project Manager with experience leading multi-million-dollar technology projects. Broad IT background with projects ranging from IT security projects, Vo-IP/telecom deployments, and enterprise-wide PC deployment projects for clients including AT&T, Microsoft, Xerox, Disney, British Telecom, Walmart.







Katharina Borchert
Advisor, Former COO at Mozilla

Former Chief Executive Officer at SPIEGEL ONLINE/ WAZ Media Group, leading German news sites owning daily papers, magazines, and TV stations across Eastern Europe.

Fun Facts: Fast Company recognizes Katharina Borchert as **one of the Most Creative Business People in the World**. She is German, a proud dog mom, and loves hiking.





Shamina Singh
Advisor, President, Mastercard

20+ years of experience developing and implementing solutions to make the global economy work for everyone, everywhere.

Fun Facts: Shamina has thrice been named to the **Financial Times' Top 100** LGBT+ Executives and was twice included on Fast Company's Queer 50 list. She is also one of the Hall of Fame Asian American Top 100 Honorees.







Lone Fønss Schrøder
Advisor, CEO at Concordium

Vice Chairperson of the Board **VOLVO**, Vice Chairman of the Board of Akastor ASA, Board member of Aker Solutions ASA, Aker Horizons ASA, Queen's Gambit Growth Capital (SPAC), Geely Sweden Holdings AB and CSL Group, Inc. Member of the supervisory Board of **INGKA IKEA** Holding B.V. Member of the EMEA advisory Board of ServiceNow, Inc. Owner of Engelberg Zug Financial Group AG, Cashworks AG and Fredbyl Aps.



Sandy Climan
Advisor, President, Entertainment Media Ventures

Sanford R. (Sandy) Climan is President of Entertainment Media Ventures, Inc. Strategic advisor with a particular focus on disruptive technologies and entities currently impacting the traditional boundaries of business, media and entertainment. He is an investor, producer and considered a media visionary.

Fun Facts: Executive Producer of the first digital live-action 3D feature film, "U2 3D," and Producer of


Fun Facts: Extensive executive experience ranging from large-cap companies in aviation, biotech, retail, automotive, oil & gas, and shipping to banks and capital markets.
"The Aviator," directed by Martin Scorsese and starring Leonardo DiCaprio, for which Mr. Climan was awarded a British Academy Award and a Golden Globe Award. Mr. Climan received an Ellis Island Medal of Honor in 2018.
happioh


Financials
We've raised capital incrementally, as Happioh proved itself and demonstrated its potential.
$2.5M seed round.
$1M is committed/wired.
No debt.
Zero marketing spend.
Team of nine.
happioh
19

$100k of our seed round has been allocated for Wefunder


MVP Traction
15 enterprises testing Happioh MVP
10,000 - 400,000 users each
A potential of 1,000,000 seats
happioh
20

Downloads

Wefunder GTM.pdf